UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MAY 2017.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F_XX_ or Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.

This 6K covers a similar electronic filing of these same Exhibits, that was made by the issuer on NI 13-101 SEDAR in its home country, in accordance with Canadian securities regulations: Part-2.3 NI 58-101 and with NI 51-102. Attached herewith, each one an integral "Exhibit" hereto, are complete copies of the following documents:

99.1	The "Charter of the Compensation Committee" of Continental Energy Corporation as last revised and adopted by the board of directors on 17 May 2017.

99.2	The "Charter of the Reserves Committee" of Continental Energy Corporation as last revised and adopted by the board of directors on 18 May 2017.

99.3	The "Policy on Trading and Company Securities" of Continental Energy Corporation as last revised and adopted by the board of directors on 17 May 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 23 MAY 2017

// signed //
_______________________________
By: Robert V. Rudman
Director and Chief Financial Officer